

Hard AF Seltzer, LLC
(the "Company")
an Austin, TX Limited Liability Company


Financial Statements with Independent Auditor's Report

For Years Ended December 31, 2023 and 2022

# Table of Contents



# INDEPENDENT AUDITOR'S REPORT

To: Hard AF Seltzer, LLC. Management

**Opinion:**

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 & 2022 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion:**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Management's Responsibility for the Financial Statements:**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

**Auditor's Responsibility:**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 31, 2024

**HARD AF SELTZER, LLC**

**STATEMENT OF FINANCIAL POSITION**

| | As of December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| ASSETS | | |
| *Current Assets:* | | |
| Cash & Cash Equivalents | 186,895 | 112,169 |
| Accounts Receivable | 8,700 | 25,925 |
| Inventory | 215,410 | 55,811 |
| *Total Current Assets* | 411,006 | 193,905 |
| TOTAL ASSETS | 411,006 | 193,905 |
| | | |
| LIABILITIES AND EQUITY | | |
| *Current Liabilities:* | | |
| Accounts Payable | - | 27,178 |
| Due to Related Party | 76,027 | 9,214 |
| *Total Current Liabilities* | 76,027 | 36,392 |
| *Non-Current Liabilities:* | | |
| Note Payable | 250,000 | - |
| *Total Non-Current Liabilities* | 250,000 | - |
| *TOTAL LIABILITIES* | 326,027 | 36,392 |
| | | |
| EQUITY | | |
| Member's Capital | 84,979 | 157,513 |
| *TOTAL EQUITY* | 84,979 | 157,513 |
| TOTAL LIABILITIES AND EQUITY | 411,006 | 193,905 |

See Accompanying Notes to these Financial Statements

**HARD AF SELTZER, LLC**

**STATEMENT OF OPERATIONS**

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| **Revenues** | | |
| Revenues | 256,350 | 186,677 |
| Cost of Goods Sold | (358,987) | (245,551) |
| **Gross Profit** | (102,637) | (58,874) |
| | | |
| **Operating Expenses** | | |
| Advertising & Marketing | 118,666 | 6,243 |
| General & Administrative Expenses | 151,533 | 92,803 |
| Professional Fees | 74,368 | - |
| Research & Development | 330 | 33,961 |
| **Total Operating Expenses** | **344,897** | **133,007** |
| **Total Loss from Operations** | **(447,534)** | **(191,881)** |
| | | |
| **Net Income (Loss)** | **(447,534)** | **(191,881)** |

See Accompanying Notes to these Financial Statements

# HARD AF SELTZER, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

| | Member's Capital | | Retained earnings | |
| --- | --- | --- | --- | --- |
| | Units | $ Amount | (Deficit) | Total Member's Equity |
| Beginning balance at 1/1/22 | - | 122,931 | - | 122,931 |
| Contribution | - | 34,582 | - | 34,582 |
| Distribution | - | - | - | - |
| Prior Period Adjustment | - | - | 191,881 | 191,881 |
| Net income (loss) | - | - | (191,881) | (191,881) |
| Ending balance at 12/31/22 | - | 157,513 | - | 157,513 |
| Contribution | - | 375,000 | | 375,000 |
| Distribution | - | - | | - |
| Net income (loss) | - | - | (447,534) | (447,534) |
| Ending balance at 12/31/23 | - | 532,513 | (447,534) | 84,979 |

See Accompanying Notes to these Financial Statements

# HARD AF SELTZER, LLC

## STATEMENT OF CASH FLOWS

| | Year Ended December 31, | |
|---|---|---|
| | **2023** | **2022** |
| **OPERATING ACTIVITIES** | | |
| Net Income (Loss) | (447,534) | (191,881) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Accounts Receivable | 17,225 | (25,925) |
| Inventory | 165,004 | 66,779 |
| Accounts Payable | (27,178) | 27,178 |
| Prior Period Adjustment | - | 191,881 |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | 155,051 | 259,913 |
| *Net Cash provided by (used in) Operating Activities* | (292,482) | 68,032 |
| **INVESTING ACTIVITIES** | - | - |
| *Net Cash provided by (used in) Investing Activities* | - | - |
| **FINANCING ACTIVITIES** | | |
| Member's Capital | 50,397 | 34,582 |
| Shareholder Payable | 66,813 | 9,214 |
| Notes Payable | 250,000 | - |
| *Net Cash provided by (used in) Financing Activities* | 367,210 | 43,796 |
| Cash at the beginning of period | 112,169 | 341 |
| Net Cash increase (decrease) for period | 74,727 | 111,828 |
| Cash at end of period | 186,896 | 112,169 |

See Accompanying Notes to these Financial Statements

**HARD AF SELTZER, LLC**

Notes to the Financial Statements
December 31st, 2023
$USD

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Hard AF Seltzer, LLC ("the Company") was formed in Austin, TX on April 15, 2021. The purpose of the Company is to engage in the business of manufacturing and selling alcoholic beverages and related products and to engage in any other lawful business or activity necessary or convenient in pursuit of the foregoing purposes. The Company's headquarters is in Austin, Texas and its customers are located throughout the United States.

The Company is a veteran-owned business who's seltzer is currently available in nine states and through direct-to-consumer distribution in 37 states across the United States. Moreover, the Company has established relationships with H.E.B. Fresh Foods, Piggly Wiggly, and Total Wine to retail its products to its customers. The Company's seltzer in over 2,000 locations.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1:  Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents.  The Company had $186,895 and $112,169 in cash as of December 31, 2023 and December 31, 2022, respectively.

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company evaluates the need for an allowance for doubtful accounts based on an assessment of the current status of receivables, historical experience, and other relevant factors. As of December 31, 2023, and December 31, 2022, the Company had $8,700 and $25,925 in Accounts Receivable, respectively. These amounts arose from sales made between November and December of each respective year. The Company believes that these receivables are fully collectible; therefore, no allowance for doubtful accounts has been established.

Inventory

The Company outsources the production of its seltzers to co-manufacturers, who utilize raw materials provided by the Company to manufacture the finished products. These manufactured seltzers are then stored in third-party warehouses.

When orders are placed by distributors, the finished goods are shipped directly from the third-party warehouses to the distributor's location. The Company's performance obligation is fulfilled upon the arrival of the goods at the distributor's premises. At this point, revenue is recognized, and the related inventory costs are costed off, reflecting the transfer of control over the products to the distributor.

The Company had $215,410 and $55,811 in finished goods inventory as of December 31, 2023 and December 31, 2022, respectively. Raw materials inventory were deemed to be nominal.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling alcoholic beverages to its distributors, who sell the beverages to third-party retailers.

Additionally, the Company earns commissions from third-party online sales of its products to end customers from retailers.

Revenue is recognized when control of the goods is transferred to the distributor.

The Company has distributors in Florida, Alabama, Georgia, Tennessee, Ohio, Texas, and North Carolina.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Professional Fees

Professional fees consist of amounts paid for legal, accounting, and consulting services.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31st, 2023 and December 31, 2022, the Company had outstanding payable to Tetherball Academy in the amount of $9,214 and $13,443, respectively.  Tetherball Academy is wholly owned by Ross Patterson, Co-Founder of Hard AF Seltzer.  See Note 5.

During the year ended December 31st, 2023 the Company had an outstanding loan payable to Ron Patterson, Co-Founder of Hard AF Seltzer. The balance of this loan was $62,583.  See Note 5.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND DEBT

The Company has a non-interest bearing loan to one of its founders.  The loan's balance was $62,583 as December 31, 2023.  The loan is due on demand. See Note 3.

The Company has a non-interest bearing loan to a Company owned by one of its founders.  The loan's balance was $9,214 and $13,448 as of December 31, 2022 and December 31, 2023.  The loan is due on demand. See Note 3.

On December 15, 2023, the Company entered into a promissory note with a third party lender for the amount of $250K.  The loan bears interest of 8% per annum.  Interest only payments on the loan commences on June 15, 2024, with a monthly payment of $1,667.  The entire principal plus any accrued interest shall be due on December 15, 2026.

## NOTE 6 – EQUITY

The Company is a Limited Liability Company with numerous members.  As of December 31, 2023, the Company's membership structure is as follows:

| Member Name | Percentage Ownership |
|---|---|
| RT | 31.50% |
| DH | 31.50% |
| KH | 14.75% |
| DM | 14.75% |
| AB | 1.00% |
| JM | 1.50% |
| LBS | 2% |
| CBC | 2% |
| MP | 1% |
| **Total** | **100.00%** |

<u>Member Interest/Voting:</u>

A membership interest in the Company is personal property. A Member of the Company or an assignee of a membership interest in the Company does not have an interest in any specific property of the Company. A membership interest includes a Member's or assignee's share of profits and losses or similar items and the right to receive distributions as provided in this Agreement, but does not include a Member's right to participate in management.

A Fundamental Business Transaction of the Company or an action that would make it impossible for the Company to carry out the ordinary business of the Company must be approved by the affirmative vote of all of the Members. Fundamental Business Transaction is defined as, a merger, interest exchange, conversion, or sale of all or substantially all of the Company's assets.

A Member of the Company may vote in person or by a proxy executed in Writing by the Member to another Member.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 31, 2024, the date these financial statements were available to be issued.

The Company is the process of conducting Regulation Crowdfunding Campaign and has raised over $1.45M from over 1,680 investors.